

I, Paul Gendrolis, certify that:

(1) the financial statements of CupCrew, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of CupCrew, LLC is not included in this Form because we have not completed our first year of operations, and our tax return is not yet due.

DocuSigned by:

Paul Gendrolis

00690D7178F844A...

Paul Gendrolis

Manager

26th, May 2023

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.